September 19, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Nxu, Inc. Draft Registration Statement on Form S-1 Submitted on August 18, 2023 CIK No. 0001722969

Ladies and Gentlemen:

On behalf of our client, Nxu, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter, dated September 8, 2023, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 18, 2023 (the “Registration Statement”).

The Company is concurrently publicly filing a Registration Statement on Form S-1 (the “Form S-1”) via EDGAR, which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments from the Staff’s letter, in bold, and the Company’s responses thereto.

General

1.	We note that you did not check the box on the registration statement cover page that you are offering the shares on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. Please provide us with your analysis of why Rule 415 does not apply to your proposed offering or revise as applicable.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the prospectus cover page of the Form S-1 to address the Staff’s comment.

2.	We note your disclosures on the prospectus cover page and on page 90 which indicate that the selling stockholders “may” be deemed to be underwriters. Please revise to state that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act. To the extent that any broker-dealer or agent is involved in selling the securities, indicate that each will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In addition, please remove the statement on page 89 that the selling stockholders may sell securities under Rule 144.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on the prospectus cover page and on pages 89 and 90 of the Form S-1 to address the Staff’s comment.

3.	We note your disclosure on the prospectus cover page that on August 16, 2023, you and the selling stockholders agreed to register an aggregate of 50,000,000 shares of Class A common stock, which appears to be an amendment to your Share Purchase Agreement. Please file this agreement as an exhibit to the registration statement. Further, please revise your filing throughout to discuss the material terms of this agreement as well as the Share Purchase Agreement and the Common Stock Purchase Warrant, each dated June 25, 2021, including:
•	the terms of each agreement;

•	the material conditions under which you may access the funds available under each agreement;
•	the possibility that you may not have access to the full amount available to you under each agreement;
•	the full discounted price (or formula for determining it) at which the selling stockholders will receive the shares under the Share Purchase Agreement and Common Stock Purchase Warrant; and
•	the dilutive effect of the formula or pricing mechanism under the Share Purchase Agreement and Common Stock Purchase Warrant on your share price.

Finally, we note your disclosure on page 89 that the selling stockholders may engage in short-selling activities. Please revise your Risk Factors section to discuss how any sales activities after announcement of a put may negatively affect your share price.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the letter agreement amending the terms of the Share Purchase Agreement as an exhibit to the Form S-1. The Company also advises the Staff that it has revised the disclosure on pages 6 and 7 of the Form S-1 to address the Staff’s comment. In addition, the Company advises the Staff that the selling stockholders will not engage in short-selling activities and has removed the disclosure on page 89 of the Form S-1 accordingly, but has added a risk factor on page 37 of the Form S-1 to address the potential impact of short-selling activities on the Company's share price.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Nxu, Inc.